TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

Esperanza and Silver Standard Close San Luis Sale

Vancouver, B.C., August 2, 2011: Esperanza Resources Corp. (TSX-V: EPZ) is pleased to announce that it has closed the sale of Esperanza’s 30 percent interest in the San Luis joint-venture in Peru to Silver Standard Resources Inc.

Consideration for the sale was:

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Canadian $17 million,

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The return of 6,459,600 EPZ shares owned by Silver Standard (which Esperanza will cancel), and

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A 1 percent net smelter return royalty on all future production from the San Luis project.

Mr. Bill Pincus, Esperanza’s CEO and President said, “This concludes a noteworthy and successful period for Esperanza. The exploration and feasibility study of the San Luis project has yielded a significant return to our investors. As a result we have been able to add to our treasury, now at approximately C$25 million, while reducing outstanding shares and concentrating ownership. Esperanza will also continue to participate in the project through its royalty interest.”

He added “At Esperanza we will now focus our efforts and resources on advancing the Cerro Jumil, Mexico project, helping Global (31% owned by Esperanza) with its Strieborná, Slovakia project and exploring our new prospects.”

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 31% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Company’s properties, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.